VEON Ltd. Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates
VIA EDGAR	T	. +971 52 138 1275
	W	www.veon.com
U.S. Securities and Exchange Commission
100 F Street, N.E.	Commercial License	CL9460
Washington, DC 20549
United States of America

March 16, 2026

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act.

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that VEON Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 16, 2026.

Please do not hesitate to call the undersigned at +971 52 138 1275 if you have further questions.

Respectfully submitted,
VEON LTD.
Date: March 16, 2026

	By:	/s/ Sebastian Rice
	Name:	Sebastian Rice
	Title:	Group General Counsel